CUSIP NO.   730234 10 1                                        Page 1 of 5 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                               (Amendment No. 2)*


                            Pocahontas Bancorp, Inc.
                            ------------------------
                                (Name of Issuer)


               ---------------------------------------------------

                         (Title of Class of Securities)

                                   730234-10-1
                               ------------------

                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 5 Pages


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CUSIP NO.   730234 10 1                                        Page 2 of 5 Pages




1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Pocahontas Federal Savings and Loan Association
                  401(k) Savings and Employee Stock Ownership Plan Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |X|
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arkansas



        NUMBER OF          5  SOLE VOTING POWER
          SHARES                203,222
       BENEFICIALLY
         OWNED BY          6  SHARED VOTING POWER
           EACH                 321,927
        REPORTING
       PERSON WITH         7  SOLE DISPOSITIVE POWER
                                525,149

                           8  SHARED DISPOSITIVE POWER
                                0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               525,149
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*     _
                    |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  11.8 % of 4,454,357 shares of Common Stock outstanding as of December 31, 2000.
12       TYPE IN REPORTING PERSON*

                  EP
=======  =================



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CUSIP NO.   730234 10 1                                        Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  Pocahontas Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  203 West Broadway
                  Pocahontas, Arkansas 72455-3420

Item 2(a).        Name of Person Filing:

                  Pocahontas Federal Savings and Loan Association
                  401(k) Savings and Employee Stock Ownership Plan Trust
                  Trustee: N. Ray Campbell
                             Marcus Van Camp
                             Ralph B. Baltz
                             Charles Ervin
                             Robert Rainwater

Item 2(b).        Address of Principal Business Office:

                  203 West Broadway
                  Pocahontas, Arkansas 72455-3420

Item 2(c).        Citizenship or Place of Organization:

                  Arkansas

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  730234 10 1

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).





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CUSIP NO.   730234 10 1                                        Page 4 of 5 Pages



Item 4.           Ownership:

                  As of December 31, 2000, the reporting person beneficially owned 525,149 shares of the Issuer. This number of shares represents 11.8% of the common stock, par value $.01 per share, of the Issuer, based upon 4,454,357 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 203,222 shares and shared power to vote or to direct the vote of 321,927 shares. The reporting person has sole power to dispose or to direct the disposition of 525,149 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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CUSIP NO. 730234 10 1                                          Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 8, 2001                      POCAHONTAS FEDERAL SAVINGS AND
                                            LOAN ASSOCIATION 401(K) SAVINGS AND
                                            EMPLOYEE STOCK OWNERSHIP PLAN
                                            TRUST



                                            /s/Ralph P. Baltz
                                            ------------------------------------
                                            Ralph P. Baltz
                                            Trustee